STABLE PAY OUT RATIO FORECAST IN BENETTON 2003-2007 GUIDELINES

UNITED COLORS
OF BENETTON.

Ponzano 10 December 2003 – Further to what was communicated yesterday during the presentation of the Benetton Group 2003-2007 Guidelines, the forecast scenario assumes a stable pay out ratio of 50% in the period and a net income in 2007 almost doubled (around 10% of turnover) compared with the forecast value for 2003.

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